                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

  /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For The Fiscal Year Ended December 31, 1994

                                       OR

  / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For The Transition Period From                       To

Commission File Number 1-7608

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               LOCTITE CORPORATION EMPLOYEE THRIFT INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               LOCTITE CORPORATION
                              10 COLUMBUS BOULEVARD
                           HARTFORD, CONNECTICUT 06106


FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements:                                                                                PAGE NO.
    Report of Independent Accountants............................................................          2

    Statement of Financial Condition
    - December 31, 1994 and 1993 ................................................................          3-6

    Statement of Income and Changes in Plan
    Equity - Years ended December 31, 1994, 1993, and 1992.......................................          7-14

    Notes to Financial Statements................................................................          15-20
    [Schedules - Schedules I, II, and III have been omitted because the required information is shown in the financial statements or notes thereto.]

(b) Exhibits

    (23) Consent of Independent Accountants .....................................................          E-1


                                    SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee have duly caused this annual report to be signed on the Committee's behalf by the undersigned, thereunto duly authorized.

              LOCTITE CORPORATION EMPLOYEE THRIFT INVESTMENT PLAN
                                 (Name of Plan)



                 By          /s/ Robert L. Aller
                    --------------------------------------
                    Robert L. Aller, Senior Vice President
                          and Chief Financial Officer
                      Chairman, Administrative Committee

Date:  June 26, 1995

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Plan Administrator of the Loctite Corporation Employee
 Thrift Investment Plan

In our opinion, the accompanying statements of financial condition and the related statements of income and changes in plan equity present fairly, in all material respects, the net assets available for plan benefits of the Loctite Corporation Employee Thrift Investment Plan at December 31, 1994 and 1993, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP
Hartford, Connecticut
June 26, 1995

                          LOCTITE CORPORATION EMPLOYEE
                             THRIFT INVESTMENT PLAN
                        STATEMENT OF FINANCIAL CONDITION
                           DECEMBER 31, 1994 AND 1993

                                       SHORT TERM             COMPANY STOCK
                                          FUND                     FUND
                                    1994        1993        1994           1993
                                  --------    -------    -----------    -----------
Assets:
Cash                              $  1,322    $   403    $     1,384    $    36,974
Loctite Corporation
  common stock receivable
  (Cost:  1994 - $ 98,019;
          1993 - $188,732)              --         --        100,905        184,151
Dividends receivable                    --         --         78,194         74,305

Investments:(Note 2)
 Loctite Corporation
  common stock at market
  (Cost:  1994 - $9,155,559;
          1993 - $8,187,102)            --         --     17,400,068     13,519,186
 Investment in Fidelity Advisor
  Equity Income Fund
  (Cost:  1994 - $4,097,822;
          1993 - $3,880,607)            --         --             --             --
 Investment in Fidelity
  Magellan Fund
  (Cost:  1994 - $1,459,883)            --         --             --             --
 Investment in Templeton
  Foreign Fund
  (Cost:  1994 - $1,485,567)            --         --             --             --
 Investment in insurance
  contracts                             --         --             --             --

Participant notes receivable            --         --             --             --

Temporary investments              263,973     81,069             --             --
                                  --------    -------    -----------    -----------
Total assets                      $265,295    $81,472    $17,580,551    $13,814,616
                                  ========    =======    ===========    ===========
Liabilities and plan equity:
Accrued expenses                  $     --      $  --    $     8,000    $      --
Plan equity                        265,295     81,472     17,572,551     13,814,616
                                  --------    -------    -----------    -----------
Total liabilities
 and plan equity                  $265,295    $81,472    $17,580,551    $13,814,616
                                  ========    =======    ===========    ===========

(See accompanying notes to financial statements)

This statement is continued on the next page.

                          LOCTITE CORPORATION EMPLOYEE
                             THRIFT INVESTMENT PLAN
                        STATEMENT OF FINANCIAL CONDITION
                           DECEMBER 31, 1994 AND 1993

                                          FIXED INCOME                   FIDELITY ADVISOR
                                              FUND                     EQUITY INCOME FUND
                                       1994            1993            1994            1993
                                   -----------     -----------     -----------     -----------
Assets:
Cash                               $    27,006     $        --     $       977     $        --
Loctite Corporation
  common stock receivable
  (Cost:  1994 - $ 98,019;
          1993 - $188,732)                  --              --              --              --
Dividends receivable                        --              --              --              --

Investments:(Note 2)
 Loctite Corporation
  common stock at market
  (Cost:  1994 - $9,155,559;
          1993 - $8,187,102)                --              --              --              --
 Investment in Fidelity Advisor
  Equity Income Fund
  (Cost:  1994 - $4,097,822;
          1993 - $3,880,607)                --              --       4,989,499       4,766,549
 Investment in Fidelity
  Magellan Fund
  (Cost:  1994 - $1,459,883)                --              --              --              --
 Investment in Templeton
  Foreign Fund
  (Cost:  1994 - $1,485,567)                --              --              --              --
 Investment in insurance
  contracts                         12,042,582      13,377,948              --              --

Participant notes receivable                --              --              --              --

Temporary investments                       --              --              --              --
                                   -----------     -----------     -----------     -----------
Total assets                       $12,069,588     $13,377,948     $ 4,990,476     $ 4,766,549
                                   ===========     ===========     ===========     ===========
Liabilities and plan equity:
Accrued expenses                   $     5,800     $     6,600     $     2,400     $     1,800
Plan equity                         12,063,788      13,371,348       4,988,076       4,764,749
                                   -----------     -----------     -----------     -----------
Total liabilities
 and plan equity                   $12,069,588     $13,377,948     $ 4,990,476     $ 4,766,549
                                   ===========     ===========     ===========     ===========

(See accompanying notes to financial statements)

This statement is continued on the next page.

                          LOCTITE CORPORATION EMPLOYEE
                             THRIFT INVESTMENT PLAN
                        STATEMENT OF FINANCIAL CONDITION
                           DECEMBER 31, 1994 AND 1993

                                         FIDELITY MAGELLAN            TEMPLETON FOREIGN
                                               FUND                          FUND
                                        1994           1993           1994           1993
Assets:                              ----------     ----------     ----------     ----------
Cash                                 $    1,001     $       --     $      976     $       --
Loctite Corporation
  common stock receivable
  (Cost:  1994 - $ 98,019;
          1993 - $188,732)                   --             --             --             --
Dividends receivable                         --             --             --             --

Investments:(Note 2)
 Loctite Corporation
  common stock at market
  (Cost:  1994 - $9,155,559;
          1993 - $8,187,102)                 --             --             --             --
 Investment in Fidelity Advisor
  Equity Income Fund
  (Cost:  1994 - $4,097,822;
          1993 - $3,880,607)                 --             --             --             --
 Investment in Fidelity
  Magellan Fund
  (Cost:  1994 - $1,459,883)          1,418,102             --             --             --
 Investment in Templeton
  Foreign Fund
  (Cost:  1994 - $1,485,567)                 --             --      1,367,187             --
 Investment in insurance
  contracts                                   --             --             --             --

Participant notes receivable                 --             --             --             --

Temporary investments                        --             --             --             --
                                     ----------     ----------     ----------     ----------
Total assets                         $1,419,103     $       --     $1,368,163     $       --
                                     ==========     ==========     ==========     ==========
Liabilities and plan equity:
Accrued expenses                     $      600     $       --     $      500     $       --
Plan equity                           1,418,503             --      1,367,663             --
                                     ----------     ----------     ----------     ----------
Total liabilities
 and plan equity                     $1,419,103     $       --     $1,368,163     $       --
                                     ==========     ==========     ==========     ==========


(See accompanying notes to financial statements)

This statement is continued on the next page.

                          LOCTITE CORPORATION EMPLOYEE
                             THRIFT INVESTMENT PLAN
                        STATEMENT OF FINANCIAL CONDITION
                           DECEMBER 31, 1994 AND 1993

                                         PARTICIPANT LOANS                    TOTAL
                                        1994           1993            1994            1993
                                    -----------     -----------     -----------     -----------
Assets:
Cash                                $        --     $        --     $    32,666     $    37,377
Loctite Corporation
  common stock receivable
  (Cost:  1994 - $ 98,019;
          1993 - $188,732)                   --              --         100,905         184,151
Dividends receivable                         --              --          78,194          74,305

Investments:(Note 2)
 Loctite Corporation
  common stock at market
  (Cost:  1994 - $9,155,559;
          1993 - $8,187,102)                 --              --      17,400,068      13,519,186
 Investment in Fidelity Advisor
  Equity Income Fund
  (Cost:  1994 - $4,097,822;
          1993 - $3,880,607)                 --              --       4,989,499       4,766,549
 Investment in Fidelity
  Magellan Fund
  (Cost:  1994 - $1,459,883)                 --              --       1,418,102              --
 Investment in Templeton
  Foreign Fund
  (Cost:  1994 - $1,485,567)                 --              --       1,367,187              --
 Investment in insurance
  contracts                                  --              --      12,042,582      13,377,948

Participant notes receivable            716,783              --         716,783              --

Temporary investments                        --              --         263,973          81,069
                                    -----------     -----------     -----------     -----------
Total assets                        $   716,783     $        --     $38,409,959     $32,040,585
                                    ===========     ===========     ===========     ===========

Liabilities and plan equity:
Accrued expenses                    $        --     $        --     $    17,300     $     8,400
Plan equity                             716,783              --      38,392,659      32,032,185
                                    -----------     -----------     -----------     -----------
Total liabilities
 and plan equity                    $   716,783     $        --     $38,409,959     $32,040,585
                                    ===========     ===========     ===========     ===========


(See accompanying notes to financial statements)

This statement ends on this page.

                          LOCTITE CORPORATION EMPLOYEE
                             THRIFT INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                  YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992

                                                                      SHORT TERM FUND
                                                      1994                  1993                   1992
                                                  -----------           -----------            -----------
Contributions and
  transfers:
  Participants/rollovers                          $ 3,374,471           $ 3,233,577            $ 2,825,425
  Interfund transfers                              (1,150,841)           (1,034,063)            (1,139,032)
  Banite transfer                                          --                    --                  3,033
  Loctite Corporation
  (Net of forfeitures
       1994 - $ 5,929;
       1993 - $ 7,588;
       1992 - $11,220)                                     --                    --                     --
                                                  -----------           -----------            -----------
Total contributions
  and transfers                                     2,223,630             2,199,514              1,689,426
                                                  -----------           -----------            -----------
Investment experience:
  Dividends and interest                               13,499                17,110                 13,436
  Unrealized appreciation
    (depreciation) of
    investments                                            --                    --                     --
  Realized gain (loss) on
    distribution of
    investments                                            --                    --                     --
                                                  -----------           -----------            -----------
Total investment
  experience                                           13,499                17,110                 13,436
                                                  -----------           -----------            -----------
Deductions attributed to:
  Participant withdrawals
    and distributions                               2,053,306             2,264,827              1,550,138
  Plan expenses                                            --                    --                     --
                                                  -----------           -----------            -----------
Total deductions                                    2,053,306             2,264,827              1,550,138
                                                  -----------           -----------            -----------
Net increase (decrease)
  in plan equity                                      183,823               (48,203)               152,724
Plan equity at beginning
  of year                                              81,472               129,675                (23,049)
                                                  -----------           -----------            -----------
Plan equity at end
  of year                                         $   265,295           $    81,472            $   129,675
                                                  ===========           ===========            ===========

(See accompanying notes to financial statements)

This statement is continued on the next page.

                          LOCTITE CORPORATION EMPLOYEE
                             THRIFT INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                  YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992

                                                                         COMPANY STOCK FUND
                                                         1994                   1993                   1992
                                                     -----------            -----------            -----------
Contributions and
  transfers:
  Participants/rollovers                             $     7,594            $        --            $        --
  Interfund transfers                                     34,079                448,463                434,919
  Banite transfer                                             --                     --                     --
  Loctite Corporation
  (Net of forfeitures
    1994 - $ 5,929;
    1993 - $ 7,588;
    1992 - $11,220)                                    1,312,653              1,305,163              1,170,910
                                                     -----------            -----------            -----------
Total contributions
  and transfers                                        1,354,326              1,753,626              1,605,829
                                                     -----------            -----------            -----------
Investment experience:
  Dividends and interest                                 305,259                289,783                256,687
  Unrealized appreciation
    (depreciation) of
    investments                                        2,919,532             (3,524,433)            (2,554,259)
  Realized gain (loss) on
    distribution of
    investments                                          698,034                419,872              1,115,591
                                                     -----------            -----------            -----------

Total investment
  experience                                           3,922,825             (2,814,778)            (1,181,981)
                                                     -----------            -----------            -----------
Deductions attributed to:
  Participant withdrawals
    and distributions                                  1,497,816              1,068,079              1,535,059
  Plan expenses                                           21,400                     --                     --
                                                     -----------            -----------            -----------
Total deductions                                       1,519,216              1,068,079              1,535,059
                                                     -----------            -----------            -----------
Net increase (decrease)
  in plan equity                                       3,757,935             (2,129,231)            (1,111,211)
Plan equity at beginning
  of year                                             13,814,616             15,943,847             17,055,058
                                                     -----------            -----------            -----------
Plan equity at end
  of year                                            $17,572,551            $13,814,616            $15,943,847
                                                     ===========            ===========            ===========

(See accompanying notes to financial statements)

This statement is continued on the next page.

                          LOCTITE CORPORATION EMPLOYEE
                             THRIFT INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                  YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992

                                                                        FIXED INCOME FUND
                                                        1994                   1993                   1992
                                                     -----------            -----------            -----------
Contributions and
  transfers:
  Participants/rollovers                             $    74,003            $        --            $        --
  Interfund transfers                                 (2,251,825)              (207,690)               133,072
  Banite transfer                                             --                     --                 18,402
  Loctite Corporation
  (Net of forfeitures
    1994 - $ 5,929;
    1993 - $ 7,588;
    1992 - $11,220)                                           --                     --                     --
                                                     -----------            -----------            -----------
Total contributions
  and transfers                                       (2,177,822)              (207,690)               151,474
                                                     -----------            -----------            -----------
Investment experience:
  Dividends and interest                                 896,312              1,018,159                927,451
  Unrealized appreciation
    (depreciation) of
    investments                                               --                     --                     --
  Realized gain (loss) on
    distribution of
    investments                                               --                     --                     --
                                                     -----------            -----------            -----------
Total investment
  experience                                             896,312              1,018,159                927,451
                                                     -----------            -----------            -----------
Deductions attributed to:
  Participant withdrawals
    and distributions                                         --                     --                     --
  Plan expenses                                           26,050                 39,600                 42,000
                                                     -----------            -----------            -----------
Total deductions                                          26,050                 39,600                 42,000
                                                     -----------            -----------            -----------
Net increase (decrease)
  in plan equity                                      (1,307,560)               770,869              1,036,925
Plan equity at beginning
  of year                                             13,371,348             12,600,479             11,563,554
                                                     -----------            -----------            -----------
Plan equity at end
  of year                                            $12,063,788            $13,371,348            $12,600,479
                                                     ===========            ===========            ===========

(See accompanying notes to financial statements)

This statement is continued on the next page.

                          LOCTITE CORPORATION EMPLOYEE
                             THRIFT INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                 YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992

                                                FIDELITY ADVISOR EQUITY INCOME FUND
                                            1994               1993               1992
                                         ----------         ----------         ----------
Contributions and
  transfers:
  Participants/rollovers                 $   11,326         $       --         $       --
  Interfund transfers                      (126,215)           793,290            571,041
  Banite transfer                                --                 --                 --
  Loctite Corporation
  (Net of forfeitures
    1994 - $ 5,929;
    1993 - $ 7,588;
    1992 - $11,220)                              --                 --                 --
                                         ----------         ----------         ----------
Total contributions
  and transfers                            (114,889)           793,290            571,041
                                         ----------         ----------         ----------
Investment experience:
  Dividends and interest                    218,380             98,603            105,156
  Unrealized appreciation
    (depreciation) of
    investments                               5,735            569,310            289,775
  Realized gain (loss) on
    distribution of
    investments                             123,901             18,272                183
                                         ----------         ----------         ----------
Total investment
  experience                                348,016            686,185            395,114
                                         ----------         ----------         ----------
Deductions attributed to:
  Participant withdrawals
    and distributions                            --                 --                 --
  Plan expenses                               9,800             10,800              8,400
                                         ----------         ----------         ----------
Total deductions                              9,800             10,800              8,400
                                         ----------         ----------         ----------
Net increase (decrease)
  in plan equity                            223,327          1,468,675            957,755
Plan equity at beginning
  of year                                 4,764,749          3,296,074          2,338,319
                                         ----------         ----------         ----------
Plan equity at end
  of year                                $4,988,076         $4,764,749         $3,296,074
                                         ==========         ==========         ==========

(See accompanying notes to financial statements)

This statement is continued on the next page.

                          LOCTITE CORPORATION EMPLOYEE
                             THRIFT INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                 YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992

                                                       FIDELITY MAGELLAN FUND
                                             1994               1993               1992
                                          ----------         ----------         ----------
Contributions and
  transfers:
  Participants/rollovers                  $   19,222         $       --         $       --
  Interfund transfers                      1,414,073                 --                 --
  Banite transfer                                 --                 --                 --
  Loctite Corporation
  (Net of forfeitures
    1994 - $ 5,929;
    1993 - $ 7,588;
    1992 - $11,220)                               --                 --                 --
                                          ----------         ----------         ----------
Total contributions
  and transfers                            1,433,295                 --                 --
                                          ----------         ----------         ----------
Investment experience:
  Dividends and interest                      28,631                 --                 --
  Unrealized appreciation
    (depreciation) of
    investments                              (41,781)                --                 --
  Realized gain (loss) on
    distribution of
    investments                                 (242)                --                 --
                                          ----------         ----------         ----------
Total investment
  experience                                 (13,392)                --                 --
                                          ----------         ----------         ----------
Deductions attributed to:
  Participant withdrawals
    and distributions                             --                 --                 --
  Plan expenses                                1,400                 --                 --
                                          ----------         ----------         ----------
Total deductions                               1,400                 --                 --
                                          ----------         ----------         ----------
Net increase (decrease)
  in plan equity                           1,418,503                 --                 --
Plan equity at beginning
  of year                                         --                 --                 --
                                          ----------         ----------         ----------
Plan equity at end
  of year                                 $1,418,503         $       --         $       --
                                          ==========         ==========         ==========

(See accompanying notes to financial statements)

This statement is continued on the next page.

                          LOCTITE CORPORATION EMPLOYEE
                             THRIFT INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                 YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992

                                                       TEMPLETON FOREIGN FUND
                                            1994               1993               1992
                                         ----------         ----------         ----------
Contributions and
  transfers:
  Participants/rollovers                 $   14,952         $       --         $       --
  Interfund transfers                     1,385,306                 --                 --
  Banite transfer                                --                 --                 --
  Loctite Corporation
  (Net of forfeitures
    1994 - $ 5,929;
    1993 - $ 7,588;
    1992 - $11,220)                              --                 --                 --
                                         ----------         ----------         ----------
Total contributions
  and transfers                           1,400,258                 --                 --
                                         ----------         ----------         ----------
Investment experience:
  Dividends and interest                     86,986                 --                 --
  Unrealized appreciation
    (depreciation) of
    investments                            (118,381)                --                 --
  Realized gain (loss) on
    distribution of
    investments                                  --                 --                 --
                                         ----------         ----------         ----------
Total investment
  experience                                (31,395)                --                 --
                                         ----------         ----------         ----------
Deductions attributed to:
  Participant withdrawals
    and distributions                            --                 --                 --
  Plan expenses                               1,200                 --                 --
                                         ----------         ----------         ----------
Total deductions                              1,200                 --                 --
                                         ----------         ----------         ----------
Net increase (decrease)
  in plan equity                          1,367,663                 --                 --
Plan equity at beginning
  of year                                        --                 --                 --
                                         ----------         ----------         ----------
Plan equity at end
  of year                                $1,367,663         $       --         $       --
                                         ==========         ==========         ==========

(See accompanying notes to financial statements)

This statement is continued on the next page.

                          LOCTITE CORPORATION EMPLOYEE
                             THRIFT INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                 YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992

                                                      PARTICIPANT LOANS
                                           1994             1993             1992
                                         --------         --------         --------
Contributions and
  transfers:
  Participants/rollovers                 $     --         $     --         $     --
  Interfund transfers                     695,423               --               --
  Banite transfer                              --               --               --
  Loctite Corporation
  (Net of forfeitures
    1994 - $ 5,929;
    1993 - $ 7,588;
    1992 - $11,220)                            --               --               --
                                         --------         --------         --------
Total contributions
  and transfers                           695,423               --               --
                                         --------         --------         --------
Investment experience:
  Dividends and interest                   21,360               --               --
  Unrealized appreciation
    (depreciation) of
    investments                                --               --               --
  Realized gain (loss) on
    distribution of
    investments                                --               --               --
                                         --------         --------         --------
Total investment
  experience                               21,360               --               --
                                         --------         --------         --------
Deductions attributed to:
  Participant withdrawals
    and distributions                          --               --               --
  Plan expenses                                --               --               --
                                         --------         --------         --------
Total deductions                               --               --               --
                                         --------         --------         --------
Net increase (decrease)
  in plan equity                          716,783               --               --
Plan equity at beginning
  of year                                      --               --               --
                                         --------         --------         --------
Plan equity at end
  of year                                $716,783         $     --         $     --
                                         ========         ========         ========

(See accompanying notes to financial statements)

This statement is continued on the next page.

                          LOCTITE CORPORATION EMPLOYEE
                             THRIFT INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                 YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992

                                                              TOTAL
                                            1994               1993               1992
                                         -----------        -----------        -----------
Contributions and
  transfers:
  Participants/rollovers                 $ 3,501,568        $ 3,233,577        $ 2,825,425
  Interfund transfers                             --                 --                 --
  Banite transfer                                 --                 --             21,435
  Loctite Corporation
  (Net of forfeitures
    1994 - $ 5,929;
    1993 - $ 7,588;
    1992 - $11,220)                        1,312,653          1,305,163          1,170,910
                                         -----------        -----------        -----------
Total contributions
  and transfers                            4,814,221          4,538,740          4,017,770
                                         -----------        -----------        -----------
Investment experience:
  Dividends and interest                   1,570,427          1,423,655          1,302,730
  Unrealized appreciation
    (depreciation) of
    investments                            2,765,105         (2,955,123)        (2,264,484)
  Realized gain (loss) on
    distribution of
    investments                              821,693            438,144          1,115,774
                                         -----------        -----------        -----------
Total investment
  experience                               5,157,225         (1,093,324)           154,020
                                         -----------        -----------        -----------
Deductions attributed to:
  Participant withdrawals
    and distributions                      3,551,122          3,332,906          3,085,197
  Plan expenses                               59,850             50,400             50,400
                                         -----------        -----------        -----------
Total deductions                           3,610,972          3,383,306          3,135,597
                                         -----------        -----------        -----------
Net increase (decrease)
  in plan equity                           6,360,474             62,110          1,036,193
Plan equity at beginning
  of year                                 32,032,185         31,970,075         30,933,882
                                         -----------        -----------        -----------
Plan equity at end
  of year                                $38,392,659        $32,032,185        $31,970,075
                                         ===========        ===========        ===========

(See accompanying notes to financial statements)

This statement ends on this page.

                         LOCTITE CORPORATION EMPLOYEE
                             THRIFT INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1  -  DESCRIPTION OF THE PLAN

General

The Loctite Corporation Employee Thrift Investment Plan (the "Plan") became effective on January 1, 1982 and is a qualified defined contribution thrift plan which enables employees to save systematically through payroll deductions. Through April 30, 1994, eligible employees were able to participate in the Plan after completion of at least one year of service. Effective May 1, 1994, eligible employees may participate in the Plan after completion of three months of service. Effective May 1, 1994 the Plan also accepts rollovers from other qualified plans.

Contributions and Investment Options

Participants may elect to make a contribution of 1% to 16% of their compensation. Monthly contributions are made by the Company, which are invested in shares of its common stock, in an amount equal to 50% of each participant's contribution (up to 6% of participant compensation). Participant contributions are made through payroll deductions and, through April 30, 1994, were invested at the participant's election into one or a combination of three funds, and after April 30, 1994, into one or a combination of five funds, as described below:

     Company Stock Fund -- The Company Stock Fund is invested solely in Loctite Corporation common stock. Participant contributions to the Company Stock Fund are limited to a maximum of 25% of their contributions.

     Fixed Income Fund -- The Fixed Income Fund is invested in investment contracts which produce a fixed rate of return. Participant contributions made in 1994 to the Fixed Income Fund were invested in a deposit administration contract with New York Life Insurance Company, which yields an effective annual rate of 5.60% compounded annually, maturing on December 31, 1998. Participant contributions made in 1993 to the Fixed Income Fund were invested in a deposit administration contract with Continental Assurance Company which yields an effective annual rate of 6.60% compounded annually, maturing on December 31, 1997. Participant contributions made in 1992 were invested in a deposit administration contract with Continental Assurance Company which yields an effective annual rate of 6.72% compounded annually, maturing on December 31, 1996.

     Mutual Funds -- Prior to May 1, 1994 participant contributions were invested in a single mutual fund, Fidelity Advisor Equity Income Fund (formerly referred to as the Diversified Equity Fund). Effective May 1, 1994, the Plan was amended to offer two additional mutual fund investment choices: Fidelity Magellan Fund, a growth fund, and Templeton Foreign Fund, a foreign growth fund.

The Short Term Fund receives the monthly participant contributions and invests them in short term instruments pending allocation of these contributions to the elected funds. The Short Term Fund is invested in Fleet Bank, N.A. Short Term Investment Fund.

Employees participating in the Plan were as follows:

                                       December 31,      December 31,        December 31,
                                          1994              1993                1992
                                       ------------      ------------        ------------
   Company Stock Fund                     1,079             1,049               1,044

   Fixed Income Fund                        878             1,009               1,020

   Fidelity Advisor Equity
     Income Fund                            588               542                 507

   Fidelity Magellan Fund                   342                --                  --

   Templeton Foreign Fund                   334                --                  --


The participants above may have invested in more than one of the investment funds. All Plan participants are enrolled in the Company Stock Fund because of the Company's matching contribution, which is credited to that fund. The number of participants electing to direct a portion of their contributions to the Company Stock Fund were 617, 629, and 613 respectively, at December 31, 1994, 1993, and 1992.

Vesting and Payment of Benefits

Participants are fully vested at all times in their contributions and the investment experience associated therewith. Participants become fully vested in the Company's contributions and the investment experience associated therewith when they complete five years of service with the Company or after two years of participation in the Plan, whichever is more favorable to the employee. In the event of the participant's death, disability, or retirement, all amounts in the participant's account become fully vested. Forfeitures of participants' non-vested Company Stock Fund accounts are used by the Company to reduce its contributions to the Plan.

Employees may begin withdrawing their before-tax contributions and earnings from the Plan at age 59 1/2. Withdrawals or distributions are made from participants' vested balances in their elected funds and are paid in cash from the Short Term Fund and in common stock from the Company Stock Fund.

Participants may make non-hardship withdrawals from after-tax contributions, rollover contributions, vested matching contributions, and the related earnings on these contributions. Participants may also make withdrawals from their before-tax contributions and the pre-1989 earnings on those contributions if they satisfy the IRS regulations for hardship withdrawals.

The Company anticipates the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event the Plan is terminated, participants receive all funds in their accounts including common stock, whether or not vested.

Loans to Participants

Effective May 1, 1994, the Plan allows participants to borrow from their vested account balances. While all loans must be at least $1,000, the maximum amount which participants may borrow is the lesser of 50% of their vested balance, reduced by any current outstanding loan balance, or $50,000 reduced by the highest outstanding loan balance in the preceding 12 months. Additionally, the maximum loan amount may be limited since the payroll deduction for loan repayments cannot be more than 30% of the participant's gross pay each pay period. The interest rate for all loans requested during a given month is set at one percentage point above the prime rate as published in the Wall Street Journal on the first business day of the month and remains set for the duration of the loan. General loans may be repaid over one to five years while primary residence loans may be repaid over one to ten years. Loan distributions are paid in cash from the Short Term Fund. Loan repayments plus interest are paid through payroll deductions.

Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 23, 1985, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter and a new determination letter has been requested. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 2  -  SUMMARY OF ACCOUNTING POLICIES

Investments in the Fixed Income Fund and the Short Term Fund are valued at cost plus interest earned. Investments and receivables in the Company Stock Fund are valued at market. Investments in the mutual funds are valued at market.

Realized gain on Loctite Corporation common stock distributed to participants from the Company Stock Fund represents the difference between the average monthly market price and the average cost. Realized gain (loss) on the sale of mutual fund investments represents the excess (deficiency) of proceeds from the sale of the investments over the cost of the specifically identified investments.

Expenses of operating the Loctite Corporation Employee Thrift Investment Plan are payable from assets held by the Plan, unless the Company elects to pay such expenses. The Plan incurred operating expenses of $59,850, $50,400, and $50,400 for the years ended December 31, 1994, 1993, and 1992, respectively.

NOTE 3  -  INVESTMENT IN LOCTITE CORPORATION COMMON STOCK

During 1994 and 1993, contributions to the Company Stock Fund resulted in the issuances (net of redemptions) of 6,326 and 19,961 shares, respectively, of Loctite Corporation common stock. These shares were issued and redeemed by the Company at the average monthly market price.

NOTE 4  -  MASTER TRUST

The assets of the Plan, the assets of the Retirement Plan of Loctite Corporation and the assets of the Retirement and Savings Plan of Loctite Puerto Rico, Inc. are maintained under a Master Trust Agreement with Fleet Bank, N.A., Trustee. The assets of the Plan and the assets of each Retirement Plan are segregated, and accounted for and reported on separately by the Trustee. Therefore, separate financial statements of the Master Trust have not been included.

NOTE 5  -  PARTICIPANTS' TAX STATUS

Participants may elect to make contributions in amounts from 1% to 10% on a pre-tax basis and from 1% to 16% on an after-tax basis or any combination thereof up to a total of 16% of their compensation. Effective January 1, 1994, the maximum contribution for members whose earnings exceeded $66,000 was 6% pre-tax and 7% for a combination of pre-tax and after-tax contributions. Pre-tax contributions, the Company's contributions and investment experience are generally not taxable to the participant until withdrawn or distributed from the Plan. Pre-tax contributions are subject to reduction in the event that such contributions exceed limitations imposed by the Internal Revenue Code.

NOTE 6  -  NET GAIN ON SALE OF STOCK

The following tables summarize the net gain on sale of stock during 1994:

                                      Number of                                              Gain(Loss)
                                       Shares                                                 on Sale
                                        Sold              Proceeds              Cost          of Stock
                                      --------           ----------          ----------      ----------
   Company Stock Fund                   37,442           $1,558,157          $  860,123        $698,034

   Fidelity Advisor Equity
      Income Fund                       41,725              652,291             528,390         123,901

   Fidelity Magellan Fund                  509               34,831              35,073            (242)

   Templeton Foreign Fund                   --                   --                  --              --
                                        ------           ----------          ----------        --------
   Total                                79,676           $2,245,279          $1,423,586        $821,693
                                        ======           ==========          ==========        ========


The Department of Labor requires plans to report such gains and losses under the current value method. Such method calculates realized gains and losses on investments sold as sales proceeds less the current value as of the beginning of the year (or acquisition cost if acquired during the year). Unrealized gains and losses are calculated as the current value of the investments held at the end of the year less their current value as of the beginning of the year (or acquisition cost if acquired during the year). Realized and unrealized gains and losses calculated using the current value method for the year ended December 31, 1994 and the amounts presented in the financial statements are reconciled as follows:


                                                             Financial
                                                             Statements                    Form 5500
                                                            -----------                  -----------
   Net realized gain on investments
     sold                                                    $  821,693                   $  194,868

   Net unrealized appreciation in fair
     market value of investments                              2,765,105                    3,391,930
                                                             ----------                   ----------
   Net gain                                                  $3,586,798                   $3,586,798
                                                             ==========                   ==========

NOTE 7 - DISTRIBUTIONS AND WITHDRAWALS PAYABLE

The following is a reconciliation of plan equity per the financial statements to net assets available for benefits per the Form 5500:


                                                               December 31,              December 31,
                                                                  1994                      1993
                                                             --------------             --------------
   Plan equity per the financial statements                   $38,392,659                $32,032,185
   Participant withdrawals and distributions
     payable at December 31                                      (130,005)                  (314,814)
                                                             -------------              -------------
   Net assets available for benefits per the
     Form 5500                                                $38,262,654                $31,717,371
                                                              ===========               ============



The withdrawals and distributions payable by fund are as follows:


                                                              December 31,                  December 31,
                                                                  1994                          1993
                                                              ------------                  ------------
   Short Term Fund                                              $ 91,735                      $171,342
   Company Stock Fund                                             38,270                       143,472
   Fixed Income Fund                                                  --                            --
   Fidelity Advisor Equity Income Fund                                --                            --
   Fidelity Magellan Fund                                             --                            --
   Templeton Foreign Fund                                             --                            --
                                                                --------                      --------
   Total                                                        $130,005                      $314,814
                                                                ========                      ========

The following is a reconciliation of benefits and withdrawals paid to participants per the financial statements to the Form 5500:


                                                                                Year Ended
                                                                                 December
                                                                                 31, 1994
                                                                              -------------
   Benefits and withdrawals paid to participants per the                        $3,551,122
     financial  statements

   Add:  Amounts payable at December 31, 1994                                      130,005

   Less:  Amounts payable at December 31, 1993                                    (314,814)
                                                                                ----------
   Benefits paid to participants per the Form 5500                              $3,366,313
                                                                                ==========

NOTE 8 - NEW ACCOUNTING PRONOUNCEMENT

In September 1994, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefits Plans and Defined - Contribution Pension Plans" (SOP 94-4). The statement must be adopted by the Plan no later than the Plan year ended December 31, 1995 but earlier adoption is permitted. This statement requires fair value reporting of certain investment contracts held by health and welfare benefit plans and defined - contribution benefit plans. The Plan will adopt SOP 94-4 in Plan year ended December 31, 1995.

                                INDEX TO EXHIBITS

Description                                                      Page No.
- -----------                                                      --------
(23)    Consent of Independent Accountants                       E-1